FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 31, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1	Press release dated July 8, 2003

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2003

ARM HOLDINGS PLC.

By:	/s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

Key message points for journalists and analysts:

  TransDimension’s USB technology is well-suited to mobile applications where low power and small footprint are essential. This is a market where ARM solutions are widely used.

  TransDimension and ARM will pro actively work together to market the solution to the ARM Partner base

  The availability of fully compatible and certified AMBA third-party IP reduces development time for AMBA technology-based design and speeds time-to-market

TRANSDIMENSION JOINS FORCES WITH ARM TO BRING USB ON-THE-
GO TECHNOLOGY TO MARKET

TransDimension technology receives AMBA Compliance Testbench certfication

IRVINE, CALIF. AND CAMBRIDGE, UK– July 8, 2003 – TransDimension, the leader in USB connectivity solutions for embedded applications, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that TransDimension has achieved the AMBA™ Compliance Testbench (ACT) certification for its full-speed USB On-The-Go (OTG) Intellectual Property (IP) core. The TransDimension OTG IP core is the first OTG core in the industry to achieve AMBA certification.

In addition, the two companies announced that they have formed an alliance through which they will jointly market the TransDimension USB OTG core to ARM® Partners worldwide. The alliance will offer ARM Partners a complete solution for proven USG OTG solutions for ARM core-based processors. This will be backed up by comprehensive software support from SoftConnex, a TransDimension subsidiary.

As part of their joint effort, the companies are working to ensure TransDimension’s USB OTG cores and SoftConnex software stack integrate with the PrimeXsys™ Platform. The move illustrates the importance the industry attaches to the proven integration of third-party IP with ARM cores and platforms. Such integration assists in the design of complex system-on-chip (SoC) solutions and reduces time-to-market.

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TransDimension’s embedded USB technology is ideally suited to the mobile market, where ARM technology is widely used, and where low power and small footprint are important considerations.

“This initiative combines the strengths of two industry leading IP providers for embedded and mobile applications. TransDimension’s USB OTG and host technology complements the ARM processor and PrimeXsys™ IP cell libraries” said Rick Goerner, president and CEO, TransDimension. “We have committed to a collaborative effort with ARM that will offer ACT-certified products, and eventually PrimeXsys Platform-compatible product to their Partners and to the rest of the marketplace.”

“Working alongside TransDimension, ARM will be able to offer our Partners a low-risk route to integrate USB On-The-Go functionality into their AMBA methodology-based SoCs,” said Mike Inglis, EVP, Marketing, ARM. “It has always been our goal to provide the most reliable and innovative products to our Partners. The aim of this collaboration is to offer our Partners a complete and proven solution for their USB requirements that is AMBA certified, has been proven in silicon and is backed by the most comprehensive software support in the industry.”

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About TransDimension
Headquartered in Irvine, California, TransDimension is a privately held company founded in 1997 to develop and market connectivity solutions based primarily on embedded USB applications. TransDimension's product lines include integrated

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circuits, IP cores and USB-enabling software stacks that enable direct connectivity and I/O for a wide range of applications and mobile devices that until now have required an indirect means, such as a PC host, of exchanging data. SoftConnex, an independent subsidiary of TransDimension, delivers a complete software solution for USB, including the broadest OS and CPU platform support and the largest library of peripheral class drivers available. More information about TransDimension and SoftConnex can be found at http://www.transdimension.com and http://www.softconnex.com.

-ENDS-

ARM is a registered trademark of ARM Limited. AMBA and PrimeXsys are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
email: michelle.spencer@arm.com

PR AGENCIES – ADD CONTACT DETAILS

TransDimension
Kerry Fedro
Lages & Associates
Tel: +1 949 453-8080
Email: kerry@lages.com